Exhibit 23.1

WILLIAM M. COBB & ASSOCIATES, INC.

November 9, 2009

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re:	Contango Oil & Gas Company, Quarterly Report on Form 10-Q

Gentlemen:

The firm of William M. Cobb & Associates, Inc. consents to the use of its name and to the use of its projections for Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of November 9, 2009 in Contango’s Report on Form 10-Q for the quarter ended September 30, 2009.

William M. Cobb & Associates, Inc. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

WILLIAM M. COBB & ASSOCIATES, INC.

/s/ F.J. MAREK
F.J. Marek, P.E.
Senior Vice President